

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 17, 2017

Via E-Mail
David Teiler
Reliance Real Estate Trust, LLC
40 Wall Street, 60th Floor
New York, NY 10005

>   **Re: Reliance Real Estate Trust, LLC**
>   **Draft Offering Statement on Form 1-A**
>   **Filed September 19, 2017**
>   **CIK No. 0001717023**

Dear Mr. Teiler:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part I

Item 1

Financial Statements

1. Please revise your disclosures to ensure agreement with the audited balance sheet presented in Part III of your Form 1-A.

Part II

Offering Circular Cover Page

2. We note your disclosure on page 65 stating that funds will be transferred to the escrow agent when a complete, executed subscription agreement is received. Please revise your

offering circular cover page to clarify whether there are any minimum purchase requirements and any arrangements to place funds in escrow. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Overview, page 6

3. We note you plan to acquire a 48.99% interest in the Initial Portfolio from Messrs. Melohn and Beyman. Please reconcile this statement with your disclosures indicating the properties are held within a wholly-owned special purpose entity and each property is 100% owned by Reliance Property Group, LLC. Additionally, address the following:

   a. Provide to us the ownership structure of Reliance Property Group, LLC immediately prior to you acquiring a 48.99% interest in the Initial Portfolio;

   b. Tell us the relationship between Reliance Global Holdings, LLC, Reliance Property Group, LLC, and/or your Manager (Reliance Real Estate Advisors, LLC) prior/subsequent to acquiring the 48.99% interest in the Initial Portfolio;

   c. Provide to us the ownership structure of Reliance Global Holdings, LLC, and reflect such entity within your disclosure of Our Structure on page 10, if applicable; and

   d. We note you have the option to purchase the remaining 51.01% interest in the Initial Portfolio. Confirm whether Mr. Melohn currently owns the remaining 51.01% interest held by Reliance Joint Venture, LLC. Tell us how, if at all, Reliance Property Group, LLC is affiliated with Reliance Joint Venture LLC prior to your acquisition of the 48.99% interest in the Initial Portfolio, and from what entity you received the option to acquire the remaining interests in the Initial Portfolio.

4. Please explain to us the reasonable basis for the implied valuation of $67.4 million for the Initial Portfolio. Please also address how this implied valuation is consistent with your intent to acquire a 48.99% interest in the Initial Portfolio in exchange for 700,000 shares of your common stock and the remaining 51.01% interest in exchange for $6.0 million using proceeds from this offering.

Management Compensation, page 10

5. Please disclose the amount of organization and offering expenses incurred to date by your Manager on your behalf.

6. It appears that you have calculated the estimated acquisition fee exclusive of the acquisition of the remaining 51.01% of the Initial Portfolio. Please tell us why it was excluded, given that you presumed this acquisition in both the pro forma financial

statements and Use of Proceeds section. Alternatively, if the acquisition was assumed in the calculation, please clarify why the Manager would be entitled to a 1% acquisition fee.

Distributions, page 13

7. Please tell us how you expect to make quarterly distributions beginning in the fourth quarter of 2017.

Business, page 34

8. We note that the two tables on page 34 disclosing the average monthly rent for the Initial Portfolio as of June 30, 2017 have different amounts. Please revise to remediate these inconsistencies.

Critical Accounting Policies, page 36

9. Please revise to include the revenue recognition policy to be implemented upon commencement of operations, or tell us why you believe such disclosure is not necessary.

Net Operating Income, page 37

10. Please revise expense amounts disclosed for the six months ended June 30, 2017 to agree to the amounts provided in the statement of revenue and certain operating expenses on page F-9.

11. We note that you present Net Operating Income of the Initial Portfolio, as well as your share of Net Operating Income. Please revise to explicitly disclose, if true, that upon acquisition of a 48.99% interest in the Initial Portfolio, you will not control this investment or have legal claim to the assets, liabilities, revenues or expenses of the joint venture.

Experts, page 66

12. Please have the independent auditors of your Statements of Revenue and Certain Operating Expenses provide disclosure pursuant to Form 1-A Part III, Item 17.11 or tell us why you believe such disclosure is not appropriate.

Reliance Real Estate Trust, LLC Pro Forma Financial Statements, page F-2

13. Please update your unaudited pro forma financial statements; refer to paragraphs (c)(1) and (b)(7)(iv) of Part F/S of Form 1-A.

Unaudited Pro forma Statement of Operations, page F-4

14. Please tell us how you determined the presentation of 100% of the results of operations of the Initial Portfolio is factually supportable given you plan to only acquire 48.99% of the portfolio prior to commencement of the best-efforts offering. Refer to Rule 11-02(b)(6) of Regulation S-X.

15. Please provide references to the applicable pro forma adjustments. Additionally, tell us how, if at all, you have reflected the property management fee within your pro forma statement of operations.

16. Please revise to present pro forma earnings per share and the number of shares used in the computation on the face of your pro forma statement of operations.

Adjustment (A), page F-5

17. As you are conducting a best-efforts offering with no minimum, please tell us how your adjustment illustrating the impact of selling the maximum number of shares is factually supportable.

Adjustment (B1), page F-5

18. Please tell us how you determined the acquisition of 100% of the Initial Portfolio is factually supportable, separately discussing how both the acquisition of the 48.99% and remaining 51.01% interests are probable. Refer to Rule 11-02(b)(6) of Regulation S-X. Additionally, tell us how you considered whether the transactions contemplated in acquiring the remaining 51.01% of the Initial Portfolio are to be conducted between entities under common control. Refer to ASC 805-50. We may have further comment.

19. We note that the value attributed to the contribution of interests in the Initial Portfolio will be based on the aggregate implied valuation of $67.4 million agreed upon by your Manager and the Sellers based on what such parties believe to be representative of market value. Please tell us how you determined the $67.4 million portfolio valuation, as well as the appropriateness of such value as the carryover basis for the properties.

Adjustment (B2), page F-5

20. We note your intention to assume the mortgage loans encumbering the Initial Portfolio, subject to you acquiring the remaining interest in the Initial Portfolio. Please tell us how you determined the assumption of such mortgage loans is factually supportable.

Adjustment (F), page F-6

21. We note that you used a blended rate to estimate the interest expense on mortgage loans to be acquired. Please quantify the pro forma interest expense that would have been recorded if the interest on each mortgage had been calculated using the discrete rate applicable to that mortgage, and disclose if materially different from the blended rate.

Reliance Property Group, LLC

Independent Auditor's Report, page F-7

22. Please amend to provide the date the audit was completed by the independent auditor.

1. Summary of Significant Accounting Policies, page F-10

23. Please tell us how you determined that providing financial statements pursuant to Rule 8-06 of Regulation S-X was appropriate for the purchase of your initial portfolio. In your response, tell us how you considered Rule 8-04(1)(a) of Regulation S-X.

Reliance Real Estate Trust, LLC

Independent Auditor's Report, page F-11

24. Please tell us why your auditor has included a reference to the Initial Portfolio, as it does not appear that you have acquired an interest in the Initial Portfolio as of the audited balance sheet date.

Part III

Exhibits, page II-14

25. Please file the Property Management Agreement described on page 34 and the operating agreement of Reliance Property Group, LLC described on page 45 or tell us why you believe the agreements are not required to be filed.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Shaya M. Berger, Esq.
        Gulkowitz Berger LLP